Exhibit 99.17

PyroGenesis Signs Second Modelling Contract with

New Iron Ore Pelletization Client

MONTREAL, Quebec (GlobeNewswire – June 11, 2020) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX-V: PYR) (OTCQB: PYRNF) (FRA: 8PY), a high-tech company, (the "Company", the “Corporation” or "PyroGenesis") that designs, develops, manufactures and commercializes plasma atomized metal powder, plasma waste-to-energy systems and plasma torch systems, is pleased to announce today that, further to its press releases dated March 4th, April 30th and May 19th, 2020, it has signed a second multi-phase torch modelling contract (the “Contract”), aimed at evaluating the performance of PyroGenesis’ proprietary torches in an existing iron ore industrial furnace with the goal of replacing existing fossil fuel burners with PyroGenesis’ plasma torches. The first phase is expected to be completed in approx. 8 to 10 weeks. This Contract is with another multi-billion-dollar producer of iron ore pellets (“ClientB”), whose name will remain confidential for competitive reasons. ClientB has over 100 burners in its existing facilities.

“This is the second press release announcing that a significant player in the iron ore pelletization industry has entered into a modeling contract with us, in the past few months,” said Mr. Peter Pascali, CEO and President of PyroGenesis. “This just underscores the tremendous impact our proprietary torch is having on the industry and, as we said in the past, this interest is spilling over into other industries as well (such as mining, metallurgy and cement industries). We continue to find that the proposition of reducing greenhouse gases emissions, and avoiding carbon taxes, with a simple bolt-on replacement of their current environmentally damaging fossil fuel burners, is too compelling to resist. That, combined with the environmental pressure these industries are currently under (only recently a new trend has emerged where financial institutions are tying credit facilities and debt issuances to carbon reduction targets for multi-national industrial and mining conglomerates), has contributed significantly to this wave of interest and proposals.”

“In fact, it goes beyond avoiding carbon taxes,” said Mr. Pierre Carabin, CTO of PyroGenesis. “We see a global trend towards a zero-carbon economy, with the push coming not only from regulators but also from shareholders, investment funds and the general population.  As such, all the industry players we are talking to have aggressive internally set carbon reduction targets and are actively seeking commercially ready technical solutions that will have a minimal impact on their operations.  As such, we believe that PyroGenesis’ proprietary torches offer a relatively easy upgrade to existing industrial processes, such as with pelletizing furnaces, while offering major greenhouse gas reductions.  This is in addition to (i) the reduction in pollution from sulfur compounds and heavy metals resulting from heavy fuel oil burners, and (ii) a cost advantage to those companies that have access to affordable hydro power as a replacement to expensive bunker fuel.”

This modelling contract, once again, is geared to demonstrating that replacing fossil fuel burners with PyroGenesis’ proprietary plasma torches will not have any detrimental effects on ClientB’s process or their furnaces. Both ClientB and the Company do not anticipate any detrimental effects. As previously disclosed, for a separate iron ore pelletization Client (“ClientA”), replacing fossil fuel burners with PyroGenesis’ proprietary plasma torches could theoretically result in a CO2 reduction in excess of 350,000 tons per year per plant (which is equivalent to removing 76,000 cars1 from the road), while at the same time projecting significant cost savings. In the case of ClientB, the switch to plasma torches will also result in the additional benefit of significantly reducing the emission of another pollutant; sulfur dioxide (SO2).

“Although, there is no guarantee of successful conclusion, nor of the timeframe in which this might occur, given our significant plasma expertise, our specific knowledge of the application, and the challenges in these industries, we are highly confident that there will be a positive outcome as a result of these modeling contracts in the very near future,” noted Mr. Pascali. “If and when this outcome is eventualized, PyroGenesis will execute it in a very conservative, strategic and determined manner, with the primary goal being to maximize customer satisfaction and shareholder value. Everything will be geared to securing success, market penetration, and ensuring PyroGenesis’ long-term viability as the preeminent supplier of torches to the industry. Our proprietary position, built upon a strong process patent, provides us with a significant advantage in pursuing this goal.”

Although there is no guarantee of future contracts, PyroGenesis has already not only contacted its existing suppliers in anticipation of any orders of size, but is also actively expanding their supplier base to mitigate any supply chain risk of significant orders. PyroGenesis’ management is confident that the Company is now well positioned to address any anticipated demand.

Pelletization is the process in which iron ore is concentrated before shipment, thus significantly reducing the cost of transportation. In conventional technologies, the process heat is provided by fuel oil or natural gas burners (both environmentally damaging). The combustion, in the burners, of fossil fuels results in the production of greenhouse gases, mainly CO2. Plasma torches, by contrast, utilize renewable electricity and as such offer an environmentally attractive alternative to fossil fuel burners.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, cutting-edge contract research, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

1 The USEPA estimates that the average passenger vehicle emits 4.6 tons per year of CO2.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/